Exhibit 99.1
Page 1 of 7

FOR RELEASE

Unitil Reports Third Quarter Earnings

Hampton, N.H., NOVEMBER 4, 2024 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced GAAP Net Income (Net Income) of $11 thousand, or $0.00 in Earnings Per Share (EPS), for the third quarter of 2024, a decrease of $1.4 million in Net Income, or $0.09 in EPS, compared to the third quarter of 2023. The Company’s Net Income was $31.5 million, or $1.96 in EPS, for the first nine months of 2024, an increase of $1.8 million in Net Income, or $0.11 in EPS, compared to the first nine months of 2023. The Company's Adjusted Net Income (a non-GAAP financial measure1) was $0.4 million, or $0.02 in EPS for the third quarter of 2024, a decrease of $1.0 million, or $0.07 in EPS, compared to the third quarter of 2023. The Company's Adjusted Net Income (a non-GAAP financial measure1) was $32.1 million, or $2.00 in EPS, for the first nine months of 2024, an increase of $2.4 million, or $0.15 in EPS, compared to the first nine months of 2023. The Company’s earnings in the first nine months of 2024 reflect higher rates and customer growth.

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1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. A discussion of the changes in the most comparable GAAP financial measures for the periods presented is included in the main body of this press release.

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“We are pleased with the Company’s strong operational and financial performance through the first nine months of 2024,”said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “Regulatory and transition activities for the planned acquisition of Bangor Natural Gas Company continue as expected and we recently issued our 2024 Corporate Sustainability and Responsibility Report, which describes our accomplishments, initiatives, and commitments related to sustainable practices and creating long-term sustainable value for stakeholders.”

Electric GAAP Gross Margin was $22.3 million in the three months ended September 30, 2024, a decrease of $0.3 million compared to the same period in 2023. Electric GAAP Gross Margin was $60.2 million in the nine months ended September 30, 2024, a decrease of $0.4 million compared to the same period in 2023. The three month period reflects higher depreciation and amortization expense of $0.8 million, partially offset by higher rates and customer growth of $0.5 million. The decrease in the nine month period was driven by higher depreciation and amortization expense of $2.0 million, partially offset by higher rates and customer growth of $1.6 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $29.7 million and $81.7 million in the three and nine months ended September 30, 2024, respectively, increases of $0.5

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million and $1.6 million, respectively, compared to the same periods in 2023. These increases reflect higher rates and customer growth.

Gas GAAP Gross Margin was $11.8 million in the three months ended September 30, 2024, a decrease of $0.5 million compared to the same period in 2023. Gas GAAP Gross Margin was $82.4 million in the nine months ended September 30, 2024, an increase of $5.8 million compared to the same period in 2023. The decrease in the three month period was driven by higher depreciation and amortization of $1.6 million, partially offset by higher rates and customer growth of $1.1 million. The increase in the nine month period was driven by higher rates and customer growth of $9.2 million, partially offset by higher depreciation and amortization of $3.4 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $23.3 million and $115.6 million in the three and nine months ended September 30, 2024, respectively, increases of $1.1 million and $9.2 million, respectively, compared to the same periods in 2023. These increases reflect higher rates and customer growth.

Operation and Maintenance expenses increased $0.7 million and $1.1 million in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The increase in the three month period reflects higher labor costs of $0.4 million and higher utility operating costs of $0.3 million. The increase in the nine month period reflects higher labor costs of $0.9 million and higher utility operating costs of $0.2 million.

Depreciation and Amortization expense increased $2.3 million and $5.1 million in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, reflecting higher depreciation rates resulting from recent base rate cases, additional depreciation associated with higher levels of utility plant in service, and higher amortization of storm costs and other deferred costs.

Taxes Other Than Income Taxes increased $0.8 million and $1.5 million in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, reflecting higher local property taxes on higher utility plant in service and higher payroll taxes.

Interest Expense, Net increased $0.4 million and $1.0 million in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, primarily reflecting higher interest expense on short-term borrowings and higher levels of long-term debt, partially offset by higher interest income on regulatory assets and other interest income.

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Other (Income) Expense, Net decreased $0.3 million in the three months ended September 30, 2024, compared to the same period in 2023, reflecting lower retirement benefit costs. Other (Income) Expense, Net increased $0.2 million in the nine months ended September 30, 2024, respectively, compared to the same period in 2023, reflecting higher retirement benefit costs.

Federal and State Income Taxes for the three and nine months ended September 30, 2024 decreased $0.9 million and increased $0.1 million, respectively, compared with the same periods in 2023. The decrease in the three month period reflects lower pre-tax earnings in the third quarter of 2024. The increase in the nine month period reflects higher pre-tax earnings in the first nine months of 2024.

At its January 2024, May 2024, July 2024 and October 2024 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.425 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.70 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings historically have been seasonal and typically have been higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2024 results on Tuesday, November 5, 2024, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 108,500 electric customers and 88,400 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations

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relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil's filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Christopher Goulding – Investor Relations	Alec O’Meara – External Affairs
Phone: 603-773-6466	Phone: 603-773-6404

Email: gouldingc@unitil.com	Email: omeara@unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing our 2024 GAAP Net Income less certain transaction costs related to the Company's acquisition of Bangor Natural Gas Company (Bangor), which it disclosed previously in 2024. The Company's management believes that the transaction costs related to the acquisition of Bangor, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

(Millions, except per share data)
	Three Months Ended September 30,		Three Months Ended September 30,
	2024		2023
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$—	$—	$1.4	$0.09
Transaction Costs	0.4	0.02	—	—
Adjusted Net Income	$0.4	$0.02	$1.4	$0.09

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2024		2023
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$31.5	$1.96	$29.7	$1.85
Transaction Costs	0.6	0.04	—	—
Adjusted Net Income	$32.1	$2.00	$29.7	$1.85

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric

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and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended September 30, 2024 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$62.5	$30.4	$—	$92.9
Less: Cost of Sales	(32.8)	(7.1)	—	(39.9)
Less: Depreciation and Amortization	(7.4)	(11.5)	(0.2)	(19.1)
GAAP Gross Margin	22.3	11.8	(0.2)	33.9
Depreciation and Amortization	7.4	11.5	0.2	19.1
Adjusted Gross Margin	$29.7	$23.3	$—	$53.0

Three Months Ended September 30, 2023 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$72.1	$31.8	$—	$103.9
Less: Cost of Sales	(42.9)	(9.6)	—	(52.5)
Less: Depreciation and Amortization	(6.6)	(9.9)	(0.3)	(16.8)
GAAP Gross Margin	22.6	12.3	(0.3)	34.6
Depreciation and Amortization	6.6	9.9	0.3	16.8
Adjusted Gross Margin	$29.2	$22.2	$—	$51.4

Nine Months Ended September 30, 2024 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$192.5	$174.8	$—	$367.3
Less: Cost of Sales	(110.8)	(59.2)	—	(170.0)
Less: Depreciation and Amortization	(21.5)	(33.2)	(0.5)	(55.2)
GAAP Gross Margin	60.2	82.4	(0.5)	142.1
Depreciation and Amortization	21.5	33.2	0.5	55.2
Adjusted Gross Margin	$81.7	$115.6	$—	$197.3

Nine Months Ended September 30, 2023 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$244.8	$182.7	$—	$427.5
Less: Cost of Sales	(164.7)	(76.3)	—	(241.0)
Less: Depreciation and Amortization	(19.5)	(29.8)	(0.8)	(50.1)
GAAP Gross Margin	60.6	76.6	(0.8)	136.4
Depreciation and Amortization	19.5	29.8	0.8	50.1
Adjusted Gross Margin	$80.1	$106.4	$—	$186.5

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Selected financial data for 2024 and 2023 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2024	2023	Change	2024	2023	Change
Electric kWh Sales:
Residential	194.6	187.0	4.1%	515.3	501.7	2.7%
Commercial/Industrial	257.1	253.2	1.5%	708.9	696.0	1.9%
Total Electric kWh Sales	451.7	440.2	2.6%	1,224.2	1,197.7	2.2%

Gas Therm Sales:
Residential	2.5	2.5	—	32.3	32.6	(0.9%)
Commercial/Industrial	25.2	25.3	(0.4%)	131.6	132.1	(0.4%)
Total Gas Therm Sales	27.7	27.8	(0.4%)	163.9	164.7	(0.5%)

Electric Revenues	$62.5	$72.1	$(9.6)	$192.5	$244.8	$(52.3)
Cost of Electric Sales	32.8	42.9	(10.1)	110.8	164.7	(53.9)
Electric Adjusted Gross Margin (a non-GAAP financial measure1):	29.7	29.2	0.5	81.7	80.1	1.6

Gas Revenues	30.4	31.8	(1.4)	174.8	182.7	(7.9)
Cost of Gas Sales	7.1	9.6	(2.5)	59.2	76.3	(17.1)
Gas Adjusted Gross Margin (a non-GAAP financial measure1):	23.3	22.2	1.1	115.6	106.4	9.2

Total Adjusted Gross Margin (a non-GAAP financial measure1):	53.0	51.4	1.6	197.3	186.5	10.8

Operation & Maintenance Expenses	20.3	19.6	0.7	57.1	56.0	1.1
Depreciation & Amortization	19.1	16.8	2.3	55.2	50.1	5.1
Taxes Other Than Income Taxes	7.8	7.0	0.8	22.6	21.1	1.5
Other (Income) Expense, Net	(0.3)	—	(0.3)	0.1	(0.1)	0.2
Interest Expense, Net	7.4	7.0	0.4	22.1	21.1	1.0
Income (Loss) Before Income Taxes	(1.3)	1.0	(2.3)	40.2	38.3	1.9
Provision for Income Taxes	(1.3)	(0.4)	(0.9)	8.7	8.6	0.1
Net Income	$—	$1.4	$(1.4)	$31.5	$29.7	$1.8
Earnings Per Share	$—	$0.09	$(0.09)	$1.96	$1.85	$0.11

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